Live Oak Crestview Climate Acquisition Corp.

40 S Main Street, #2550

Memphis, TN 38103

(901) 685-2865

September 20, 2021

VIA EDGAR

Office of Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Susan Block
Office of Finance

Re:	Live Oak Crestview Climate Acquisition Corp.

Form S-1 Registration Statement

File No. 333-253895

Dear Ms. Block:

Live Oak Crestview Climate Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-253895), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on September 22, 2021, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977 and that such effectiveness also be confirmed in writing.

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Sincerely,

Live Oak Crestview Climate Acquisition Corp.

By:	/s/ Gary K. Wunderlich, Jr.
Name:	Gary K. Wunderlich, Jr.
Title:	Chief Financial Officer, President and Secretary

cc:	White & Case LLP

Joel L. Rubenstein

Elliott Smith

Vinson & Elkins L.L.P.

Sarah K. Morgan

Scott D. Rubinsky

[Signature Page to Company Acceleration Request]